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FILE No. 82-5078

November 19, 2003

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

NOV 28 2003

Funai Electric Co., Ltd.
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to **Funai Electric Co., Ltd.** with respect to its international offering of shares, enclose herewith English translation of the document which contents were announced by the Company:

- Adjustment to the Forecast of Operating Results for the Business Year ending March 31, 2004 (dated October 28, 2003)

Yours truly,

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Ken Takahashi

Encl.

cc: Funai Electric Co., Ltd.
Daiwa Securities SB Capital Markets Europe Limited.
Sullivan & Cromwell, Tokyo (w/o documents)

dlw 12/3

FILE NO. 82-5078

(Translation)

Press Release

FUNAI

October 28, 2003

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and
Representative Director

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Toshihiko Morita
General Manager of
Administration
(TEL: 072 - 870 - 4304)

Adjustment to the Forecast of Operating Results for the Business Year Ending March 31, 2004

In consideration of recent developments, the forecasts of operating results of FUNAI ELECTRIC CO., LTD. (the "Company") for the business year ending March 31, 2004 (from April 1, 2003 to March 31, 2004), as given at the time of publication of its financial statements on May 14, 2003, are adjusted as described below:

Description

1. Adjustment to the forecast of operating results for the interim period of the business year ending March 31, 2004 (from April 1, 2003 to September 30, 2003):

Consolidated operating results

(million yen)

	Net Sales	Operating income	Ordinary Income	Net Income
Previous forecast (A)	162,100	17,500	18,000	12,300
Adjusted forecast (B)	155,000	18,200	16,700	10,900
Amount of increase or decrease (B-A)	(-) 7,100	700	(-) 1,300	(-) 1,400
Rate of increase or decrease	(-) 4.4%	4.0%	(-) 7.2%	(-) 11.4%
(For reference) Previous results (for the interim period of the business year ended March 31, 2003)	163,711	18,607	17,174	12,011

Non-consolidated operating results

(million yen)

	Net Sales	Operating income	Ordinary Income	Net Income
Previous forecast (A)	176,200	11,300	11,400	6,400
Adjusted forecast (B)	170,600	13,200	11,200	5,900
Amount of increase or decrease (B-A)	(-) 5,600	1,900	(-) 200	(-) 500
Rate of increase or decrease	(-) 3.2%	16.8%	(-) 1.8%	(-) 7.8%
(For reference) Previous results (for the interim period of the business year ended March 31, 2003)	162,352	9,836	8,202	3,350

2. Reasons for the adjustment to the forecast of operating results for the interim period of the business year ending March 31, 2004 (from April 1, 2003 to September 30, 2003):

Sales of digital equipment, including DVD players and related products, and printers, have been firm. However, sales of analog equipment (including VCRs and combination TV/VCRs) have declined as the market has contracted, while sales in new digital product fields (such as DVD+RW drives and projectors) have failed to reach initial targets. The Company has therefore lowered both its consolidated and non-consolidated forecasts.

Both consolidated and non-consolidated operating incomes are slightly ahead of forecast, but ordinary incomes and interim net incomes are below forecast due to the inclusion of foreign exchange losses resulting from the rapid appreciation of the yen.

3. Adjustment to the forecast of operating results for the whole period of the business year ending March 31, 2004 (from April 1, 2003 to March 31, 2004):

Consolidated operating results

(million yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous forecast (A)	361,500	32,200	33,000	22,800
Adjusted forecast (B)	331,800	32,900	31,600	22,100
Amount of increase or decrease (B-A)	(-) 29,700	700	(-) 1,400	(-) 700
Rate of increase or decrease	(-) 8.2%	2.2%	(-) 4.2%	(-) 3.1%
(For reference) Previous results (for the business year ended March 31, 2003)	331,463	35,121	33,861	19,296

Non-consolidated operating results

(million yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous forecast (A)	310,000	18,900	19,000	10,800
Adjusted forecast (B)	290,900	19,000	17,100	9,400
Amount of increase or decrease (B-A)	(-) 19,100	100	(-) 1,900	(-) 1,400
Rate of increase or decrease	(-) 6.2%	0.5%	(-) 10.0%	(-) 13.0%
(For reference) Previous results (for the business year ended March 31, 2003)	280,435	16,854	15,214	2,946

4. Reasons for the adjustment to the forecast of operating results for the whole period of the business year ending March 31, 2004:

The Company lowers its forecast for the full year on the expectation that while digital products will continue to sell successfully, sales in new digital product fields will remain weak in the second half of the year, and that earnings will be impacted by the strengthing of the yen.

- END -